Exhibit 99.1

Enerplus to Report Fourth Quarter and Full-Year 2022 Results & Reserves February 23

CALGARY, AB, Jan. 18, 2023 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the fourth quarter and full-year 2022 after market close on Thursday, February 23, 2023. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on February 24, 2023, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Fourth Quarter & Full-Year 2022 Results Live Conference Call Details

Date:      Friday, February 24, 2023
Time:      9:00 AM MT (11:00 AM ET)
Audiocast: https://app.webinar.net/rN3M9rlpK0A

To immediately join the conference call by phone, without operator assistance, please use the following URL to register and be connected into the conference call by automated call back: https://bit.ly/3GJLs24.

To join the call from a live operator managed queue, please dial 1-888-390-0546 (Toll Free) using conference ID
48151534.

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-In:           1-888-390-0541 (Toll Free)
Passcode:     151534 #

Electronic copies of our 2022 interim and 2021 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2023/18/c6264.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 06:00e 18-JAN-23